# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Deep Isolation Nuclear, Inc., CIK 0001918080
CUSIP: Notapplicabl
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 2001 ADDISON STREET, SUITE 300, BERKELEY, California (CA), 94704
Date of event which requires filing of this statement: 07/23/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0002080865

## Reporting persons
- Mercer Robert L.: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 3,745,760; shared voting power 0; sole dispositive power 3,745,760; shared dispositive power 0; aggregate amount beneficially owned 3,745,760 (6.5% of the class)
  Comment: (1) Item 5, Item 7 and Item 9: 3,745,760 shares of Common Stock, par value $0.0001 per share, are held of record by The Robert L Mercer Revocable Trust. Reporting Person is sole trustee of The Robert L Mercer Revocable Trust and has sole voting and dispositve power over such shares.
  (2) Item 11 Percentage of Class Represented by Amount in Row (9) is calculated based on 57,372,749 shares of Common Stock, par value $0.0001 per share, outstanding as reported by issuer in Form 8-K filed on July 28, 2025.

## Item 1. Issuer
Name of issuer: Deep Isolation Nuclear, Inc.
Address of issuer's principal executive offices: 2001 ADDISON STREET, SUITE 300, BERKELEY, CALIFORNIA, 94704

## Item 2. Person Filing
Name of person filing: Robert L. Mercer
Address of principal business office or, if none, residence: c/o Preti, Flaherty, Beliveau & Pachios LLP, 57 North Main Street, Concord, NH 03301
Citizenship: United States

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
3,745,760 shares of Common Stock, par value $0.0001 per share.

Shares are held of record by The Robert L Mercer Revocable Trust. Reporting Person is sole trustee of The Robert L Mercer Revocable Trust and has sole voting and dispositve power over such shares.
Percent of class:
6.5%

Calculated based on 57,372,749 shares of Common Stock, par value $0.0001 per share, outstanding as reported by issuer in Form 8-K filed on July 28, 2025.
Sole power to vote or to direct the vote:
3,745,760 shares of Common Stock, par value $0.0001 per share.

Shares are held of record by The Robert L Mercer Revocable Trust. Reporting Person is sole trustee of The Robert L Mercer Revocable Trust and has sole voting power over such shares.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition:
3,745,760 shares of Common Stock, par value $0.0001 per share.

Shares are held of record by The Robert L Mercer Revocable Trust. Reporting Person is sole trustee of The Robert L Mercer Revocable Trust and has sole dispositve power over such shares.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Ex 99 Limited Power of Attorney dated July 30 2025

## Signatures
- Mercer Robert L.: /s/ Christopher M. McBrady, Attorney-in-fact (08/14/2025)
Comment: Ex 99 Limited Power of Attorney dated July 30, 2025